Exhibit 99.1

PART I FINANCIAL INFORMATION

Item 1. Financial Statements (Unaudited)

Unaudited Condensed Consolidated Balance Sheets as of March 31, 2008, December 31, 2008 and March 31, 2009	3
Unaudited Condensed Consolidated Income Statements for the Three months ended March 31, 2008 and March 31, 2009	4
Unaudited Condensed Consolidated Cash Flow Statements for the Three months ended March 31, 2008 and March 31, 2009	5
Notes to the Unaudited Condensed Consolidated Financial Statements	6

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

As of March 31, 2008, December 31, 2008 and March 31, 2009

	Note	March 31, 2008	December 31, 2008	March 31, 2009
		(US dollars in thousands except share and per share amounts)
Assets
Cash and cash equivalents		$197,170	$193,563	$175,081
Restricted cash		127,150	113,397	144,954
Trade receivables, net of provisions		64,969	43,649	46,657
Flight equipment held for operating leases, net	5	3,279,244	3,989,629	4,204,749
Flight equipment held for sale		51,857	—	76,566
Net investment in direct finance leases		—	30,571	30,152
Notes receivable, net of provisions	6	199,037	134,067	127,440
Prepayments on flight equipment		284,368	448,945	539,572
Investments		11,678	18,678	18,678
Goodwill		6,776	6,776	6,776
Intangibles		45,427	47,099	42,309
Inventory		83,469	102,879	94,148
Derivative assets		18,896	19,352	19,631
Deferred income taxes		82,392	82,471	81,231
Other assets	7	142,217	179,750	182,134
Total Assets	14	$4,594,650	$5,410,826	$5,790,078
Liabilities and Shareholders’ Equity
Accounts payable		$9,246	$7,510	$24,246
Accrued expenses and other liabilities	8	87,294	104,750	81,213
Accrued maintenance liability		261,948	202,834	207,042
Lessee deposit liability		89,197	98,584	102,397
Debt	9	3,044,462	3,790,487	4,133,991
Accrual for onerous contracts		28,378	33,306	28,496
Deferred revenue		35,663	34,922	40,133
Derivative liabilities		—	12,378	11,557
Deferred income taxes		4,997	—	—
Commitments and contingencies	15	—	—	—
Total Liabilities		3,561,185	4,284,771	4,629,075
Ordinary share capital, €0.01 par value (200,000,000 ordinary shares authorized, 85,036,957 ordinary shares issued and outstanding)		699	699	699
Additional paid-in capital		604,105	609,327	635,406
Accumulated retained earnings		398,082	499,011	528,964
Total AerCap Holdings N.V. Shareholders’ Equity	10	1,002,886	1,109,037	1,165,069
Non-controlling interest	10	30,579	17,018	(4,066)
Total Equity	10	1,033,465	1,126,055	1,161,003
Total Liabilities and Shareholders’ Equity		$4,594,650	$5,410,826	$5,790,078

The accompanying notes are an integral part of these condensed consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Income Statements

For the Three Months Ended March 31, 2008 and 2009

		Three months ended March 31,
	Note	2008	2009
(US dollars in thousands, except share and per share amounts)

Revenues
Lease revenue		$143,856	$161,213
Sales revenue		142,463	41,717
Management fee revenue		3,174	2,741
Interest revenue		4,877	2,621
Other revenue		163	210
Total Revenues	14	294,533	208,502
Expenses
Depreciation	14	38,475	51,247
Asset impairment		—	7,217
Cost of goods sold		110,019	33,824
Interest on debt		49,596	29,486
Operating lease in costs		3,640	3,314
Leasing expenses		6,390	19,161
Provision for doubtful notes and accounts receivable		548	1,232
Selling, general and administrative expenses	11,12	30,622	27,213
Total Expenses		239,290	172,694
Income from continuing operations before income taxes		55,243	35,808
Provision for income taxes		(4,570)	(1,860)
Net Income		50,673	33,948
Net (income) loss attributable to non-controlling interest		203	(3,994)
Net Income attributable to AerCap Holdings N.V.	14	$50,876	$29,954
Basic and diluted earnings per share	13	$0.60	$0.35
Weighted average shares outstanding, basic and diluted		85,036,957	85,036,957

The accompanying notes are an integral part of these condensed consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

For the Three Months Ended March 31, 2008 and 2009

	Three months ended March 31,
	2008	2009

Net income	$50,673	$33,948
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	38,474	51,247
Asset impairment	—	7,217
Amortization of debt issuance costs	3,392	3,834
Amortization of intangibles	3,504	4,790
Provision for doubtful notes and accounts receivable	548	1,232
Capitalized interest on pre-delivery payments	(669)	(371)
(Gain) loss on disposal of assets	(22,949)	448
Mark-to-market of non-hedged derivatives	2,867	(1,002)
Deferred taxes	4,434	1,241
Share-based compensation	1,636	1,002
Changes in assets and liabilities:
Trade receivables and notes receivable, net	(20,240)	4,284
Inventories	10,473	14,484
Other assets and derivative assets	(1,546)	(4,188)
Accounts payable and accrued expenses, including accrued maintenance liability and lessee deposits	(3,721)	(11,930)
Deferred revenue	2,090	5,212
Net cash provided by operating activities	68,966	111,448

Purchase of flight equipment	(234,904)	(288,087)
Proceeds from sale/disposal of assets	83,487	1,792
Prepayments on flight equipment	(72,445)	(158,504)
Purchase of intangibles	(8,627)	—
Movement in restricted cash	(32,078)	(31,557)
Net cash provided by (used in) investing activities	(264,567)	(476,356)

Issuance of debt	278,081	445,700
Repayment of debt	(126,363)	(96,485)
Debt issuance costs paid	(367)	(3,370)
Net cash provided by financing activities	151,351	345,845

Net (decrease) in cash and cash equivalents	(44,250)	(19,063)
Effect of exchange rate changes	(316)	581
Cash and cash equivalents at beginning of period	241,736	193,563
Cash and cash equivalents at end of period	$197,170	175,081
Supplemental cash flow information
Interest paid	36,144	30,004
Taxes paid	57	390

The accompanying notes are an integral part of these condensed consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands, except share and per share amounts)

1. General

The Company

We are an integrated global aviation company, conducting aircraft and engine leasing and trading and parts sales. We also provide a wide range of aircraft management services to other owners of aircraft. We are headquartered in Amsterdam, The Netherlands, with principal offices in Shannon, Ireland, Ft. Lauderdale and Miami, Florida and Goodyear, Arizona.

These condensed consolidated financial statements include the accounts of AerCap Holdings N.V. and its subsidiaries. AerCap Holdings N.V. is a Netherlands public limited liability company (“naamloze vennootschap”) formed on July 10, 2006 for the purpose of acquiring all of the assets and liabilities of AerCap Holdings C.V. AerCap Holdings C.V. is a limited partnership (“commanditaire vennootschap”) formed under the laws of The Netherlands on June 27, 2005 for the purposes of acquiring the share capital, subordinated debt and senior debt of debis AirFinance B.V. (“AerCap B.V.”), which occurred on June 30, 2005 (the “2005 Acquisition”). In anticipation of our initial public offering, we changed our corporate structure from a Netherlands partnership to a Netherlands public limited liability company. This change was effected through the acquisition of all of the assets and liabilities of AerCap Holdings C.V. by AerCap Holdings N.V. on October 27, 2006. In accordance with Statement of Financial Accounting Standards (“SFAS”) 141, “Business Combinations”, this acquisition was a transaction under common control and accordingly, AerCap Holdings N.V. recognized the acquisition of the assets and liabilities of AerCap Holdings C.V. at their carrying values and no goodwill or other intangible assets were recognized. Additionally in accordance with SFAS 141, these consolidated financial statements are presented as if AerCap Holdings N.V. had been the acquiring entity of AerCap B.V. on June 30, 2005. On November 27, 2006, we completed an initial public offering of 6,800,000 of our ordinary shares at $23 per share generating net proceeds of $143,017 which we used to repay debt.

Variable interest entities

There have been no changes to our variable interest entities from those disclosed in our 2008 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 1, 2009.

2.  Basis for presentation

Our financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

We consolidate all companies in which we have a direct and indirect legal or effective control and all variable interest entities for which we are deemed the primary beneficiary under FIN 46R. All intercompany balances and transactions with consolidated subsidiaries have been eliminated. The results of consolidated entities are included from the effective date of control or, in the case of variable interest entities, from the date that we are or become the primary beneficiary. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of variable interest entities, when we cease to be the primary beneficiary.

Other investments in which we have the ability to exercise significant influence and joint ventures are accounted for under the equity method of accounting.

The consolidated financial statements are stated in United States dollars, which is our functional currency.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands, except share and per share amounts)

Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2008. In the opinion of management, these financial statements, which have been prepared pursuant to the rules of the SEC and U.S. GAAP for interim financial reporting, reflect all adjustments, which consisted only of normal recurring adjustments which were necessary to state fairly the results for the interim periods. The results of operations for the three months ended March 31, 2009 are not necessarily indicative of those for a full fiscal year.

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. For us, the use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, inventory, intangibles, goodwill, investments, trade and notes receivable, deferred tax assets and accruals and reserves. Management utilizes professional appraisers and valuation experts, where possible, to support estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could materially differ from those estimates.

In the three months ended March 31, 2009, we changed our estimates of useful lives and residual values of certain older aircraft which are designated for part-out during the next three years. The change in estimates is a result of the current market conditions that have negatively affected the useful lives and residual values for older fuel-inefficient aircraft. In the three months ended March 31, 2009, an additional charge of $3.4 million was recorded as depreciation as a result of the change in estimate. The effect on net income from continuing operations was to reduce net income by $3.0 million, or $0.04 basic and diluted per share.

3.  Recent accounting pronouncements

SFAS 141(R)

In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS 141 (revised 2007), “Business Combinations” (“SFAS 141(R)”). SFAS 141(R) changes the accounting for business combinations in a number of ways, including broadening the transactions or events that are considered business combinations; requiring an acquirer to recognize 100 percent of the fair value of assets acquired, liabilities assumed, and non-controlling (i.e., minority) interests; recognizing contingent consideration arrangements at their acquisition-date fair values with subsequent changes in fair value generally reflected in income; and recognizing pre-acquisition loss and gain contingencies at their acquisition-date fair values, among other changes. We adopted SFAS 141(R) for business combinations for which the acquisition date is on or after January 1, 2009. Our adoption of this guidance did not have any effect on our consolidated financial position, results of operations or cash flows, but may have an effect on the accounting for future business combinations, if any.

SFAS 160

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulletin No. 51” (“SFAS 160”). SFAS 160 requires non-controlling (formally known as minority) interests in partially owned consolidated subsidiaries to be classified on the Condensed Consolidated Balance Sheet as a separate component of consolidated shareholders’ equity. SFAS 160 also establishes accounting rules for subsequent acquisitions and sales of non-controlling interests and how non-controlling interests should be presented in the Condensed Consolidated Statement of Income. The non-controlling interests’ share of subsidiary income should be reported as a part of consolidated net income with disclosure of the attribution of consolidated net income to the controlling and non-controlling interests on the face of the Condensed Consolidated Statement of Income. SFAS 160 became effective for us beginning with financial statements issued for the first quarter of 2009. SFAS 160 must be adopted prospectively, except that non-controlling interests should be reclassified from liabilities to a separate component of shareholders’ equity and consolidated net income should be recast to include net income attributable to both the controlling and non-controlling interests retrospectively. We have adopted SFAS 160 as of January 1, 2009.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands, except share and per share amounts)

SFAS 161

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133” (“SFAS 161”).  SFAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for us in the first quarter of 2009.  We have adopted SFAS 161 as of January 1, 2009. Because FAS 161 only requires additional disclosures, it has no effect on our consolidated financial position, results of operations or cash flows.

FSP FAS 157-4

In April 2009, the FASB issued FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP FAS 157-4”). FSP FAS 157-4 amends SFAS 157, “Fair Value Measurements” and emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. FSP FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Early adoption is permitted for periods ending after March 15, 2009. We will adopt FSP FAS 157-4 in the second quarter of 2009. We are currently evaluating the effect the adoption of FSP FAS 157-4 will have on our consolidated financial position, results of operations or cash flows.

FSP FAS 107-1 and APB 28-1

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP FAS 107-1 and APB 28-1”). FSP FAS 107-1 and APB 28-1 amends SFAS 107, “Disclosures about Fair Value of Financial Instruments”, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. FSP FAS 107-1 and APB 28-1 also amends APB Opinion No. 28, “Interim Financial Reporting”, to require those disclosures in summarized financial information at interim reporting periods. FSP FAS 107-1 and APB 28-1 is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. We will adopt FSP FAS 107-1 and APB 28-1 in the second quarter of 2009. As FSP FAS 107-1 and APB 28-1 only requires additional disclosures, it will have no effect on our consolidated financial position, results of operations or cash flows.

FSP FAS 115-2 and FAS 124-2

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP FAS 115-2 and FAS 124-2”). FSP FAS 115-2 and FAS 124-2 amends the other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognitions and measurement guidance related to other-than-temporary impairments of equity securities. FSP FAS 115-2 and FAS 124-2 is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. We will adopt FSP FAS 115-2 and FAS 124-2 in the second quarter of 2009. We are currently evaluating the effect the adoption of FSP FAS 115-2 and FAS 124-2 will have on our consolidated financial position, results of operations or cash flows.

4.  Fair value measurements

In September 2006, the FASB issued SFAS 157, which is effective for fiscal years beginning after November 15, 2007. We adopted the standard on January 1, 2008.

Under SFAS 157, the Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company’s policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy as described below. Where limited or no observable market data exists, fair value measurements for assets and liabilities are based primarily on management’s own estimates and are calculated based upon the Company’s pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results may not be realized in actual sale or immediate settlement of

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands, except share and per share amounts)

the asset or liability.

The Company adopted SFAS 157 for all financial assets and liabilities required to be measured at fair value on a recurring basis, prospectively from January 1, 2008. The application of SFAS 157 for financial instruments which are periodically measured at fair value did not have a material effect on the Company’s results of operations or financial position.

Under SFAS 157, there is a hierarchal disclosure framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value.

The three broad levels defined by the SFAS 157 hierarchy are as follows:

Level 1 — Quoted prices available in active markets for identical assets or liabilities as of the reported date.

Level 2 — Observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

Level 3 — Unobservable inputs from the Company’s own assumptions about market risk developed based on the best information available, subject to cost benefit analysis. Inputs may include the Company’s own data.

When there are no observable comparables, inputs used to determine value are derived through extrapolation and interpolation and other Company-specific inputs such as projected financial data and the Company’s own views about the assumptions that market participants would use.

The following table summarizes our financial assets and liabilities as of March 31, 2009 that we measured at fair value on a recurring basis by level within the fair value hierarchy. As required by SFAS No. 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.

	March 31, 2009	Level 1	Level 2	Level 3
Cash and cash equivalents	$175,081	$175,081	$—	$—
Restricted cash	144,954	144,954
Derivative assets	19,631	—	19,631	—
Derivative liabilities	(11,557)	—	(11,557)	—
	$328,109	$320,035	$8,074	$—

Our cash and cash equivalents, along with our restricted cash and cash equivalents balances, consists largely of money market securities that are considered to be highly liquid and easily tradable. These securities are valued using inputs observable in active markets for identical securities and are therefore classified as level 1 within our fair value hierarchy. Our derivative assets and liabilities included in level 2 consist of United States dollar denominated interest rate caps and foreign currency forward contracts swaps. Their fair values are determined by applying standard modeling techniques under the income approach to relevant market interest rates (cash rates, futures rates, swap rates) in effect at the period close to determine appropriate reset and discount rates. Changes in fair value are recognized immediately in income.

We also measure the fair value of certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include aircraft. We record aircraft at fair value when we determine the carrying value may not be recoverable, in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” and other accounting pronouncements requiring remeasurements at fair value. Fair value measurements for aircraft in impairment tests are based on level 3 inputs, which include the Company’s assumptions as to future cash proceeds from leasing and selling aircraft. In the three months ended March 31, 2009, we recognized an impairment of $7.2 million. The impairment related to three older A320 aircraft for which we received end-of-lease payments from the previous lessees.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands, except share and per share amounts)

5. Flight equipment held for operating leases, net

Movements in flight equipment held for operating leases during the periods presented were as follows:

	Three months ended March 31, 2008	Three months ended March 31, 2009
Net book value at beginning of period	$3,050,160	$3,989,629
Additions	274,182	343,597
Depreciation	(37,385)	(49,882)
Impairment	—	(7,217)
Disposals	(35,021)	(1,798)
Transfers (to) from flight equipment held for sale	30,453	(60,516)
Transfer to inventory	—	(9,064)
Other (a)	(3,145)	—
Net book value at end of period	$3,279,244	$4,204,749
Accumulated depreciation/impairment at March 31, 2008 and 2009	264,758	396,932

(a)                                  Onerous contract accruals were settled at a discount of $3,145 in the three months ended March 31, 2008. These discounts were applied to reduce the net book value of the related aircraft.

At March 31, 2009 we owned 168 aircraft and 77 engines, which we leased under operating leases to 80 lessees in 38 countries.

6. Notes receivable

Notes receivable consist of the following:

	March 31, 2008	December 31, 2008	March 31, 2009
Secured notes receivable	$6,052	$6,439	$6,273
Notes receivable in defeasance structures	192,902	126,301	119,790
Notes receivable from lessee restructurings	83	1,327	1,377
	$199,037	$134,067	$127,440

7. Other assets

Other assets consist of the following:

	March 31, 2008	December 31, 2008	March 31, 2009
Debt issuance costs	$66,772	$99,486	$98,935
Other tangible fixed assets	14,984	16,313	15,227
Receivables from aircraft manufacturer	33,766	25,912	29,125
Prepaid expenses	6,939	7,428	6,546
Current tax receivable	3,906	5,356	5,385
Other receivables	15,850	25,255	26,916
	$142,217	$179,750	$182,134

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands, except share and per share amounts)

8. Accrued expenses and other liabilities

Accrued expenses and other liabilities consist of the following:

	March 31, 2008	December 31, 2008	March 31, 2009
Guarantee liability	$3,763	$3,219	$3,017
Accrued expenses	41,689	57,851	45,936
Accrued interest	12,427	13,608	9,393
Lease deficiency	6,305	12,574	11,422
Deposits under forward sale agreements	23,110	17,498	11,445
	$87,294	$104,750	$81,213

9. Debt

Debt consists of the following:

	March 31, 2008	December 31, 2008	March 31, 2009
ECA-guaranteed financings	$552,174	$636,813	$660,612
JOL financings	93,794	91,095	88,931
AerVenture pre-delivery payment facility-Calyon	97,140	96,432	42,921
AerVenture pre-delivery payment facility-HSH	—	68,109	131,754
A330- pre-delivery payment facility	52,097	121,027	194,779
UBS revolving credit facility	231,847	477,277	703,115
AT revolving credit facility	129,438	194,188	319,168
Calyon aircraft acquisition facility	148,174	211,346	144,348
TUI portfolio acquisition facility	—	407,804	398,505
Subordinated debt joint venture partner	—	61,921	63,055
Engine warehouse facility	—	53,300	53,300
Commercial bank debt	217,509	124,358	121,671
ALS securitization debt	1,329,810	1,120,516	1,092,042
Capital lease obligations under defeasance structures	192,479	126,301	119,790
	$3,044,462	$3,790,487	$4,133,991

10. Equity

Movements in equity during the periods presented were as follows:

	Three months ended March 31, 2008
	AerCap Holdings N.V. Shareholders Equity	Non- controlling interest	Total Equity
Beginning of the period	$950,373	$30,782	$981,155
Net income (loss) for the period	50,876	(203)	50,673
Share-based compensation	1,637	—	1,637
End of the period	$1,002,886	$30,579	$1,033,465

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands, except share and per share amounts)

	Twelve months ended December 31, 2008
	AerCap Holdings N.V. Shareholders Equity	Non- controlling interest	Total Equity
Beginning of the period	$950,373	$30,782	$981,155
Net income (loss) for the period	151,806	(10,883)	140,923
Share-based compensation	6,858	—	6,858
Capital contributions from non-controlling interests	—	5,000	5,000
Purchase of non-controlling interests	—	(7,881)	(7,881)
End of the period	$1,109,037	$17,018	$1,126,055

	Three months ended March 31, 2009
	AerCap Holdings N.V. Shareholders Equity	Non- controlling interest	Total Equity
Beginning of the period	$1,109,037	$17,018	$1,126,055
Net income for the period	29,954	3,994	33,948
Share-based compensation	1,000	—	1,000
Default AerVenture partner (a)	25,078	(25,078)	—
End of the period	$1,165,069	$(4,066)	$1,161,003

(a) In March 2009, LoadAir failed to make $80.0 million in required capital contributions to AerVenture, and as a result, LoadAir lost its voting rights and economic rights in AerVenture with the exception of certain rights to limited residual payments upon liquidation of AerVenture.  AerVenture is now a wholly-owned subsidiary.

11. Share-based compensation

Bermuda Equity Grants

There were no additional restricted shares or share options issued under the Bermuda Equity Plan during the three months ended March 31, 2009.  The table below indicates the number of options outstanding under the Bermuda Equity Plan which are still subject to expense recognition under FAS 123R, stated in equivalent shares of AerCap Holdings N.V. into which such options are exercisable and exchangeable:

	Vested Options	Unvested Options	Per Share Strike Price
AerCap Holdings N.V. equivalent shares	561,476	319,459	$7.00

Assuming that established performance criteria are met for 2009, we expect to recognize share-based compensation related to the share options above of $674 during the remainder of 2009.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands, except share and per share amounts)

AerCap Holdings N.V. Equity Grants

No additional stock options were issued under the NV Equity Plan during the three months ended March 31, 2009.  At March 31, 2009, there were 2.4 million stock options outstanding at an exercise price of $24.63 per share, 100,000 stock options outstanding at an exercise price of $15.03 per share and 700,000 stock options outstanding at an exercise price of $2.95 per share. At March 31, 2009, 300,000 outstanding options were vested, 312,500 options were subject to performance criteria which were not met and were therefore unexercisable and 2,587,500 options were subject to future time and performance-based vesting criteria.  Assuming that vesting criteria applicable to unvested stock options are met in the future, including performance criteria and that no forfeitures occur, we expect to recognize share-based compensation charges related to NV Equity Grants of approximately $2,720 during the remainder of 2009 and approximately $3,610, $2,660 and $34 during the years 2010, 2011 and 2012, respectively.

12. Selling, general and administrative expenses

Selling, general and administrative expenses include the following expenses:

	Three months ended March 31, 2008	Three months ended March 31, 2009
Personnel expenses (a)	$18,045	$13,533
Travel expenses	1,672	1,601
Professional services	4,615	4,498
Office expenses	1,965	2,119
Directors expenses	838	751
Other expenses	3,487	4,711
	$30,622	$27,213

(a)                                  Includes share-based compensation of $1,637 and $1,000 in the three months ended March 31, 2008 and 2009, respectively

13. Earnings per common share

Basic and diluted earnings per share is calculated by dividing net income by the weighted average of our common shares outstanding. We have no dilutive shares or share options. As disclosed in Note 11, there are 3.2 million share options outstanding under the NV Equity Plan. These options could become dilutive in the future. The computations of basic and diluted earnings per common share for the periods indicated below are shown in the following table:

	Three months ended March 31, 2008	Three months ended March 31, 2009
Net income for the computation of basic and diluted earnings per share	$50,876	$29,954
Weighted average common shares outstanding	85,036,957	85,036,957
Basic and diluted earnings per common share	$0.60	$0.35

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands, except share and per share amounts)

14.  Segment information

Reportable Segments

Prior to the acquisition of AeroTurbine, Inc. (“AT”) on April 26, 2006, we operated in one reportable segment—leasing, financing and management of commercial aircraft.  From the date of the acquisition of AT, we manage our business, analyze and report our results of operations on the basis of two business segments—leasing, financing, sales and management of commercial aircraft (“Aircraft”) and leasing, financing and sales of engines and parts (“Engine and parts”).

The following sets forth significant information from our reportable segments:

	Three months ended March 31, 2008
	Aircraft	Engines and parts	Total
Revenues from external customers	$249,840	$44,693	$294,533
Segment profit	48,922	1,954	50,876
Segment assets	4,151,570	443,080	4,594,650
Depreciation	35,224	3,251	38,475

	Three months ended March 31, 2009
	Aircraft	Engines and parts	Total
Revenues from external customers	$151,893	$56,609	$208,502
Segment profit	27,897	2,057	29,954
Segment assets	5,209,594	580,484	5,790,078
Depreciation	47,587	3,660	51,247

15.  Commitments and contingencies

A detailed summary of our commitments and contingencies can be found in our 2008 Annual Report on Form 20-F filed with the SEC on April 1, 2009.  There have been no material changes to our commitments and contingencies since the filing of those reports.

16.  Subsequent events

Aircraft Portfolio:

•                  On April 3 2009, we sold two A321 aircraft.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this discussion in conjunction with our unaudited condensed consolidated financial statements and the related notes included in this Interim Report. Our financial statements are presented in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP and are presented in U.S. dollars.

Special Note About Forward Looking Statements

This report includes “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  We have based these forward looking statements largely on our current beliefs and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed in this report, could cause our actual results to differ substantially from those anticipated in our forward looking statements, including, among other things:

•                  our ability to successfully negotiate aircraft and engine purchases, sales and leases, to collect outstanding amounts due and to repossess aircraft and engines under defaulted leases, and to control costs and expenses,

•                  decreases in the overall demand for commercial aircraft and engine leasing and aircraft management services,

•                  the economic condition of the global airline and cargo industry,

•                  the ability of our lessees and potential lessees to make operating lease payments to us,

•                  competitive pressures within the industry,

•                  changes in interest rates and availability of capital to us and to our customers,

•                  the negotiation of aircraft management services contracts,

•                  regulatory changes affecting commercial aircraft operators, aircraft maintenance, engine standards, accounting standards and taxes, and

•                  the risks set forth in “Item 3. Key Information—Risk Factors” included in our Annual Report on Form 20-F, filed with the SEC on April 1, 2009.

The words “believe”, “may”, “will”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify forward looking statements. Forward looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward looking statements speak only as of the date they were made and we undertake no obligation to update publicly or to revise any forward looking statements because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward looking events and circumstances described in this annual report might not occur and are not guarantees of future performance.

Aircraft Portfolio

As of March 31, 2009, we owned and managed 221 aircraft. We owned 168 aircraft and managed 53 aircraft in our aircraft business. As of March 31, 2009, we leased these aircraft to 78 commercial airlines and cargo operator customers in 40 countries. In addition, as of March 31, 2009, we had 42 new Airbus A320 family narrow-body aircraft and 28 new Airbus A330 wide-body aircraft on order. We also entered into a purchase contract for three aircraft and had executed letters of intent for the purchase and leaseback of one aircraft.  Including all owned and managed aircraft, aircraft under contract or letter of intent and aircraft in our order book, our portfolio totals 295 aircraft as of March 31, 2009.

	Owned portfolio		Managed portfolio		Number of aircraft under
Aircraft type	Number of aircraft owned	Percentage of total net book value	Number of aircraft	Number of aircraft on order	purchase contract or letter of intent	Total owned, Managed and ordered aircraft
Airbus A300 Freighter	1	0.7%	—	—	—	1
Airbus A319	18	13.5%	—	6	—	24
Airbus A320	69	41.6%	14	33	—	116
Airbus A321	18	13.0%	1	3	—	22
Airbus A330	5	5.7%	—	28	—	33
Boeing 737Classics	15	3.2%	30	—	1	46
Boeing 737NGs	18	14.2%	—	—	3	21
Boeing 757	11	3.6%	3	—	—	14
Boeing 767	6	3.3%	2	—	—	8
MD-11 Freighter	1	0.8%	1	—	—	2
MD-82	2	0.1%	1	—	—	3
MD 83	4	0.3%	1	—	—	5
Total	168	100.0%	53	70	4	295

In July 2008, we entered into an agreement with Airbus Freighter Conversions GmbH (“AFC”) whereby AFC would convert 30 of our older Airbus A320s and A321s from passenger to freighter aircraft.  Delivery of the first converted aircraft is expected to take place in 2011, with the remaining 29 aircraft scheduled for conversion between 2012 and 2015.  In the future we may choose to acquire additional freighter aircraft or continue to convert some of our older A320 and A321 aircraft to freighter aircraft.

Engine Portfolio

We maintain a diverse inventory of high-demand, modern and fuel-efficient engines. As of March 31, 2009, we owned 77 engines and had one new engine on order through AeroTurbine. Our engine portfolio consists primarily of CFM56 series engines, one of the most widely used engines in the commercial aviation market.  As of March 31, 2009, 59 of our 78 engines were CFM56 series engines manufactured by CFM International.

Inventory

Our inventory consists of aircraft and engine parts. The aircraft and engine parts sales allow us to increase value of our aircraft and engine assets by putting each sub-component (engines, airframes and related parts) to its most profitable use. We sell aircraft and engine parts primarily to parts distributors and MRO service providers.

Critical Accounting Policies

There have been no changes to our critical accounting policies from those disclosed in our 2008 Annual Report on Form 20-F filed with the SEC on April 1, 2009.

Comparative Results of Operations

	Three months ended March 31,
	2008	2009
(US dollars in thousands, except share and per share amounts)

Revenues
Lease revenue	$143,856	$161,213
Sales revenue	142,463	41,717
Management fee revenue	3,174	2,741
Interest revenue	4,877	2,621
Other revenue	163	210
Total Revenues	294,533	208,502
Expenses
Depreciation	38,475	51,247
Asset impairment	—	7,217
Cost of goods sold	110,019	33,824
Interest on debt	49,596	29,486
Operating lease in costs	3,640	3,314
Leasing expenses	6,390	19,161
Provision for doubtful notes and accounts receivable	548	1,232
Selling, general and administrative expenses	30,622	27,213
Total Expenses	239,290	172,694
Income from continuing operations before income taxes	55,243	35,808
Provision for income taxes	(4,570)	(1,860)
Net Income	50,673	33,948
Net (income) loss attributable to non-controlling interest	203	(3,994)
Net Income attributable to AerCap Holdings N.V,	$50,876	$29,954
Basic and diluted earnings per share	$0.60	$0.35
Weighted average shares outstanding, basic and diluted	85,036,957	85,036,957

Three months ended March 31, 2009 compared to three months ended March 31, 2008

Revenues.  The principal categories of our revenue and their variances were:

	Three months ended March 31, 2008	Three months ended March 31, 2009	Increase/ (decrease)	Percentage Difference
	(US dollars in millions)
Lease revenue:
Basic rents	$126.5	$141.4	$14.9	11.8%
Maintenance rents and end-of-lease compensation	17.4	19.8	2.4	13.8%
Sales revenue	142.5	41.7	(100.8)	(70.7)%
Management fee revenue	3.1	2.8	(0.3)	(9.7)%
Interest revenue	4.9	2.6	(2.3)	(46.9)%
Other revenue	0.1	0.2	0.1	100%
Total	$294.5	$208.5	$(86.1)	(29.2)%

•                  Basic rents increased by $14.9 million, or 11.8%, to $141.4 million in the three months ended March 31, 2009 from $126.5 million in the three months ended March 31, 2008. The increase in basic rents was attributable primarily to:

•                 the acquisition between January 1, 2008 and March 31, 2009 of 68 aircraft for leasing with an aggregate net book value of $1.8 billion at the date of acquisition, partially offset by the sale of 26 aircraft, during such period, with an aggregate net book value of $0.3 billion at the date of sale. The net increase in our aircraft portfolio resulted in a $20.1 million increase in basic rents;

•                 an increase of $2.1 million in basic rents resulting from the increase in our engine lease activities;

partially offset by

•                 a decrease in payments from leases with lease rates tied to floating interest rates in the three months ended March 31, 2009 due to decreases in market interest rates, which resulted in a $5.1 million decrease in basic rents;

•                 a decrease in basic rents of $2.2 million in the three months ended March 31, 2009 as a result of airline defaults which occurred in 2008.

•                  Maintenance rents and end-of-lease compensation increased by $2.4 million, or 13.8%, to $19.8 million in the three months ended March 31, 2009 from $17.4 million in the three months ended March 31, 2008. The increase in maintenance rents is attributable to the termination of several leases, which resulted in the recording of $7.2 million of maintenance rents.

•                  Sales revenue decreased by $100.8 million, or 70.7%, to $41.7 million in the three months ended March 31, 2009 from $142.5 million in the three months ended March 31, 2008. The decrease in sales revenue is mainly a result of the lack of aircraft sales in the three months ended March 31, 2009, due, in large part, to a shut-down of the aircraft trading market. Sales revenue in the three months ended March 31, 2009 was generated from the sale of four engines and parts inventory. In the three months ended March 31, 2008, we sold one A330 aircraft, three A320 aircraft, one Boeing 737 aircraft, one DC8 aircraft, one MD82 aircraft and one Fokker 100 aircraft.

 •               Management fee revenue did not materially change in the three months ended March 31, 2009 compared to the three months ended March 31, 2008.

•                  Interest revenue decreased by $2.3 million, or 46.9%, to $2.6 million in the three months ended March 31, 2009 from $4.9 million in the three months ended March 31, 2008. The decrease was mainly caused by a decrease in deposit rates of interest.

•                  Other revenue did not materially change in the three months ended March 31, 2009 compared to the three months ended March 31, 2008.

Depreciation.  Depreciation increased by $12.8 million, or 33.2%, to $51.3 million in the three months ended March 31, 2009 from $38.5 million in the three months ended March 31, 2008 due primarily to the acquisition of 68 new aircraft between January 1, 2008 and March 31, 2009 with a book value at the time of the acquisition of $1.8 billion. The increase was partially offset by the sale of 26 aircraft with a book value at the time of sale of $0.3 billion.

Asset impairment.  Asset impairment was $7.2 million in the three months ended March 31, 2009. Asset impairment related to three older A320 aircraft for which we received end-of-lease payments of $7.2 million which were recorded as lease revenue during the three months ended March 31, 2009.

Cost of Goods Sold.  Cost of goods sold decreased by $76.2 million, or 69.3%, to $33.8 million in the three months ended March 31, 2009 from $110.0 million in the three months ended March 31, 2008. The decrease in cost of goods sold is mainly a result of the significant decrease in aircraft sales.

Interest on Debt.  Our interest on debt decreased by $20.1 million, or 40.5%, to $29.5 million in the three months ended March 31, 2009 from $49.6 million in the three months ended March 31, 2008. The majority of the decrease in interest on debt was caused by:

•                  a decrease in our average cost of debt by 2.5% to 2.8% in the three months ended March 31, 2009 from 5.3% in the three months ended March 31, 2008. The decrease in our average cost of debt results from the use of caps as part of our hedging strategy in combination with a decrease in interest rates. This resulted in a $18.7 million decrease in our interest on debt;

•                  a $8.1 million decrease in the non-cash recognition of mark-to-market charges on derivatives to a $0.6 million charge in the three months ended March 31, 2009 from a $8.7 million charge in the three months ended March 31, 2008.

partially offset by

•                  an increase in the average outstanding debt balance to $4.0 billion in the three months ended March 31, 2009 from $3.0 billion in the three months ended March 31, 2008, resulting in a $6.9 million increase in our interest on debt;

Other Operating Expenses.  Our other operating expenses increased by $13.2 million, or 124.1%, to $23.7 million in the three months ended March 31, 2009 from $10.5 million in the three months ended March 31, 2008. The principal categories of our other operating expenses and their variances were as follows:

	Three months ended March 31, 2008	Three months ended March 31, 2009	Increase/ (decrease)	Percentage Difference
	(US dollars in millions)
Operating lease in costs	$3.6	3.3	(0.3)	(8.3)%
Leasing expenses	6.4	19.2	12.8	200.0%
Provision for doubtful notes and accounts receivable	0.5	1.2	0.7	140.0%
Total	$10.5	$23.7	13.2	124.1%

Our operating lease in costs did not materially change in the three months ended March 31, 2009 compared to the three months ended March 31, 2008.

Our leasing expenses increased by $12.8 million, or 200.0%, to $19.2 million in the three months ended March 31, 2009 from $6.4 million in the three months ended March 31, 2008. The increase is primarily due to expenses of $5.9 million incurred in relation to airline defaults which occurred in 2008 and an increase in lessor contributions and transition expenses.

Our provision for doubtful notes and accounts receivable increased by $0.7 million, or 140.0%, to $1.2 million in the three months ended March 31, 2009 from $0.5 million in the three months ended March 31, 2008. We did not have defaults that significantly affected the provision for doubtful notes and accounts receivable in the three months ended March 31, 2008 and 2009.

Selling, General and Administrative Expenses.  Our selling, general and administrative expenses decreased by $3.4 million, or 11.1%, to $27.2 million in the three months ended March 31, 2009 from $30.6 million in the three months ended March 31, 2008, due primarily to (i) the decrease in the USD/EUR exchange rate in the three months ended March 31, 2009 as compared to the three months ended March 31, 2008, and (ii) a reduction in the number of employees during the twelve month period ended March 31, 2009.

Net Income From Continuing Operations Before Income Taxes.  For the reasons explained above, our income from continuing operations before income taxes decreased by $19.4 million, or 35.1%, to $35.8 million in the three months ended March 31, 2009 from $55.2 million in the three months ended March 31, 2008.

Provision for Income Taxes.  Our provision for income taxes decreased by $2.7 million or 58.7% to $1.9 million in the three months ended March 31, 2009 from $4.6 million in the three months ended March 31, 2008. Our effective tax rate for the three months ended March 31, 2009 was 5.2% and was 8.3% for the three months ended March 31, 2008. Our effective tax rate in any period is impacted by the mix of operations among our different tax jurisdictions.

Net Income.  For the reasons explained above, our net income decreased by $16.7 million, or 32.9%, to $34.0 million in the three months ended March 31, 2009 from $50.7 million in the three months ended March 31, 2008.

Liquidity and Access to Capital

Liquidity and Capital Resources

Our cash balance at March 31, 2009 was $320.0 million including restricted cash of $145.0 million and our operating cash flow was $111.4 million for the three months ended March 31, 2009. Our unused lines of credit at March 31, 2009 were approximately $3.8 billion. Our debt balance at March 31, 2009 was $4.1 billion and the average interest rate on our debt, excluding the effect of mark-to-market movements on our interest rate caps during the three months ended March 31, 2009 was 2.8%. Our debt to equity ratio was 3.6 to 1 as of March 31, 2009.

We satisfy our liquidity requirements through several sources, including:

•                  lines of credit and other secured borrowings;

•                  aircraft and engine lease revenues;

•                  sales of aircraft, engines and parts;

•                  supplemental maintenance rent and security deposits provided by our lessees; and

•                  management fee revenue.

In order to access the required capital to meet our obligations under our forward purchase commitments, we have completed or have undertaken several initiatives as more fully described in our Annual Report on Form 20-F, filed with the SEC on April 1, 2009.

Since the 20-F filing we have completed the following initiatives:

•                  On April 3, 2009, we sold two A321 aircraft which were owned by a non-restricted cash entity. The transaction generated unrestricted cash proceeds of $10.9 million.

Cash Flows

	Three months ended March 31, 2008	Three months ended March 31, 2009
	(US dollars in millions)
Net cash flow provided by operating activities	$69.0	$111.4
Net cash flow used in investing activities	(264.6)	(476.4)
Net cash flow provided by financing activities	151.4	345.8

Three months ended March 31, 2009 compared to Three months ended March 31, 2008.

Cash Flows Provided by Operating Activities. Our cash flows provided by operating activities increased by $42.4 million, or 61.4%, to $111.4 million for the three months ended March 31, 2009 from $69 million for the three months ended March 31, 2008.  The primary reasons for the increase are due to: (i) a decrease of our interest expenses, and (ii) a decrease in our assets and liabilities of $7.9 million in the three months ended March 31, 2009 compared to an increase in our assets and liabilities of $12.9 million in the three months ended March 31, 2008.

Cash Flows Used in Investing Activities. Our cash flows used in investing activities increased by $211.8 million, or 80.0%, to $476.4 million in the three months ended March 31, 2009 from $264.6 million in the three months ended March 31, 2008, primarily due to (i) an increase of $126.3 million in the net cash used in aircraft purchase and sale activity (including purchases of intangible lease premiums) in the three months ended March 31, 2009 as compared to the three months ended March 31, 2008, and (ii) an increase of $86.1 million in the amount of pre-delivery payments made in the three months ended March 31, 2009 as compared to the three months ended March 31, 2008.

Cash Flows Provided by Financing Activities. Our cash flows provided by financing activities increased by $194.4 million, or 128.4%, to $345.8 million in the three months ended March 31, 2008 from $151.4 million in the three months ended March 31, 2008. This increase is attributable to an increase of $197.5 million in new financing proceeds, net of repayments in the three months ended March 31, 2009 as compared to the three months ended March 31, 2008.

Indebtedness

As of March 31, 2009, our outstanding indebtedness totaled $4.1 billion and primarily consisted of export credit facilities, commercial bank debt, revolving credit debt, securitization debt and capital lease structures.

The following table provides a summary of our indebtedness at March 31, 2009:

Debt Obligation	Collateral	Commitment	Outstanding	Undrawn amounts		Final stated Maturity
	(US dollars in thousands)
Export credit facilities—financings	21 aircraft	$2,879,277	$660,612	$2,218,665		2021
Japanese operating lease financings	3 aircraft	88,931	88,931	—		2015
AerVenture A320 Pre-delivery payment facilities	—	278,481	174,675	103,806		2011
Airbus A330 Pre-delivery payment facilities	—	312,672	194,779	117,893		2010
UBS revolving credit facility	21 aircraft	1,000,000	703,115	296,885		2014
AeroTurbine revolving credit facility	66 engines & 16 aircraft	328,000	319,168	8,832		2012
Aircraft Lease Securitisation II Limited debt	—	1,000,000	—	1,000,000		2038
Aircraft Lease Securitisation debt	62 aircraft	1,092,042	1,092,042	—		2032
TUI Portfolio Acquisition facility	19 aircraft	398,505	398,505	—		2015
TUI Portfolio Subordinated debt*	—	63,055	63,055	—		2015
Engine Acquisition facility	9 engines	100,000	53,300	46,700		2013
Calyon Aircraft Acquisition facility	20 aircraft	147,781	144,348	3,433		2014
Commercial bank debt	5 aircraft	121,671	121,671	—		2019
Capital lease obligations under defeasance structures	3 aircraft	119,790	119,790	—		2010
Total		$7,930,205	$4,133,991	$3,796,214	**

* Subordinated debt issued to our joint venture partner relating to the TUI portfolio acquisition.

** The undrawn amounts of our current debt facilities consist of collateralized term debt available to finance pre-delivery payments and the most significant portion of the purchase price of aircraft and engines

Contractual Obligations

Our contractual obligations consist of principal and interest payments on debt, executed purchase agreements to purchase aircraft, operating lease rentals on aircraft under lease in/lease out structures and rent payments pursuant to our office leases. We intend to fund our contractual obligations through our lines of credit and other borrowings as well as internally generated cash flows. We believe that our sources of liquidity will be sufficient to meet our contractual obligations.

The following table sets forth our contractual obligations and their maturity dates as of March 31, 2009:

	04/01/2009-12/31/2009	2010	2011	2012	Thereafter
	(US dollars in thousands)
Debt (1)	$552,120	$754,445	$406,639	$794,950	$1,977,893
Purchase obligations (2)	1,229,007	1,588,096	324,709	260,270	151,209
Operating leases (3)	15,905	25,810	25,709	13,788	11,258
Derivative obligations	3,129	2,817	(233)	(2,034)	(9,721)
Total	$1,800,161	$2,371,168	$756,824	$1,066,974	$2,130,639

(1)          Includes estimated interest payments based on one-month LIBOR and three-month LIBOR as of March 31, 2009, which were 0.50% and 1.19%.

(2)          Includes 28 new A330 wide-body aircraft on order from Airbus and 42 new A320 family aircraft on order from Airbus by AerVenture.

(3)          Represents contractual operating lease rentals on aircraft under lease in/out structures and contractual payments on our office and facility leases in Amsterdam, The Netherlands, Miami, Florida, Fort Lauderdale, Florida, Goodyear, Arizona and Shannon, Ireland.

The table below provides information as of March 31, 2009 regarding our debt and interest obligations per facility type:

	04/01/2009-12/31/2009	2010	2011	2012	Thereafter
	(US dollars in thousands)
Pre-delivery payment facilities (1)	$211,128	$162,197	$857	$—	$—
Debt facilities with non-scheduled amortization (2)	192,126	252,440	246,823	235,150	1,139,884
Joint venture facilities (3)	43,566	58,692	58,416	116,398	296,619
Capital lease obligations under defeasance structures (4)	13,180	118,156	—	—	—
Other facilities	92,120	162,960	100,543	443,402	541,390
Total	$552,120	$754,445	$406,639	$794,950	$1,977,893

(1)          Repayment of debt owed on pre-delivery payment facilities is essentially offset by proceeds received from aircraft purchase debt facilities.

(2)          Debt amortization is due only to the extent that cash is available in these facilities.

(3)          Joint venture partners share in the debt repayment responsibilities.

(4)          Obligations are defeased through an offsetting notes receivable amount.

Capital Expenditures

The table below sets forth our expected capital expenditures for future periods indicated based on contracted commitments as of March 31, 2009:

	2009 (04/01/2009-12/31/2009)	2010	2011	2012	Thereafter
	(US dollars in thousands)
Capital expenditures	$981,740	$1,434,869	$216,114	$193,296	$151,209
Pre-delivery payments	247,267	153,227	108,595	66,974	—
Total	$1,229,007	$1,588,096	$324,709	$260,270	$151,209

As of March 31, 2009, we expect to make capital expenditures related to the 28 A330 aircraft, three A321 aircraft, 33 A320 aircraft, six A319 aircraft and three Boeing 737 aircraft on order between 2009 and 2011. As we implement our growth strategy and expand our aircraft and engine portfolio, we expect our capital expenditures to increase in the future. We anticipate that we will fund these capital expenditures through internally generated cash flows, draw downs on our committed revolving credit facilities and the incurrence of bank, and other debt and equity issuances.

Off-Balance Sheet Arrangements

As of March 31, 2009, we were obligated to make sublease payments under four aircraft operating leases of aircraft with lease expiration dates between 2009 and 2013. We lease these four aircraft to aircraft operators. Since we are not fully exposed to the risks and rewards of ownership of these aircraft, we do not include these aircraft on our balance sheet. In addition, we do not recognize a financial liability for our operating lease obligations under these leases on our balance sheet. Due to the fact that sublease receipts related to these four aircraft are insufficient to cover our lease obligations, we have recognized an onerous contract accrual on our balance sheet which is equal to the difference between the present value of the lease expenses and the present value of the sublease income discounted at appropriate discount rates. This accounting treatment, however, does not result in the same presentation as if we accounted for these aircraft as owned assets and the related operating lease obligations as debt liabilities.

We continue to have an economic interest in AerCo. This interest is not assigned any value on our balance sheet because we do not expect to realize any value for our investment. We also have other investments in companies or ventures in the airline industry which we obtain primarily through restructurings in our leasing business. The value of these investments is immaterial to our financial position.

We have entered into a joint venture, AerDragon, which does not qualify for consolidated accounting treatment. The assets and liabilities of this joint venture are off our balance sheet and we only record our net investment under the equity method of accounting.

INDEBTEDNESS

A detailed summary of the principal terms of our indebtedness can be found in our 2008 Annual Report on Form 20-F filed with the SEC on April 1, 2009.  There have been no material changes to our indebtedness since the filing of those reports.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Our primary market risk exposure is interest rate risk associated with short and long-term borrowings bearing variable interest rates and lease payments under leases tied to floating interest rates. To manage this interest rate exposure, we enter into interest rate swap and cap agreements. We are also exposed to foreign currency risk, which can adversely affect our operating profits. To manage this risk, we enter into forward exchange derivatives.

The following discussion should be read in conjunction with our audited consolidated financial statements as filed with the SEC on April 1, 2009, which provide further information on our derivative instruments.

Interest Rate Risk

The rentals we receive under our leases are based on fixed and variable interest rates. We fund our operations with a mixture of fixed and floating rate US dollar denominated debt and finance lease obligations. An interest rate exposure arises to the extent that the mix of these obligations is not matched with our assets. This exposure is primarily managed through the use of interest rate caps using a cash flow based risk management model. This model takes the expected cash flows generated by our assets and liabilities and then calculates how much the value of these cash flows will change by for a given movement in interest rates.

The table below provides information as of March 31, 2009 regarding our debt and finance lease obligation and their related interest rate exposure:

	2009 (04/01/2009-12/31/2009)	2010	2011	2012	2013
	(US dollars in thousands)
Average fixed rate debt outstanding	231,543	159,017	98,611	100,068	101,585
Average floating rate debt outstanding	3,659,821	3,150,008	2,698,554	2,153,414	1,635,823
Fixed rate interest obligations	17,280	17,447	12,611	12,611	12,611
Floating rate interest obligations (1)	49,584	57,578	49,726	39,276	29,440

(1)          Based on one-month LIBOR and three-month LIBOR as of March 31, 2009, which were 0.50 % and 1.19%.

Under our interest rate caps, we will receive the excess, if any, of LIBOR, reset monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap. The caps amortize based on a number of factors, including the expiration dates of the leases under which our lessees are contracted to make fixed rate rental payments and the three- or six-month LIBOR reset dates under our floating rate leases. Under our interest rate floors, we pay for the difference when the LIBOR rate, reset monthly or quarterly on an actual/360 adjusted basis, falls below the strike rate of the relevant floor.

The table below provides information as of March 31, 2009 regarding our derivative financial instruments that are sensitive to changes in interest rates on our borrowing, including our interest rate caps and floors. The table presents the average notional amounts and weighted average strike rates relating the interest rate caps and floors for the specified year. Notional amounts are used to calculate the contractual payments to be exchanged under the contract.

	2009	2010	2011	2012	2013	2014	Thereafter	Fair value
	(US Dollars in millions)
Interest rate caps
Average notional amounts	$2,910	$2,233	$1,875	$1,366	$978	$700	$944	$16.2
Weighted average strike rate	3.97%	4.07%	4.12%	4.70%	4.91%	4.98%	5.23%

	2009	2010	2011	2012	2013	2014	Thereafter	Fair value
	(US Dollars in millions)
Interest rate floors
Notional amounts	$189	$166	$141	$107	$70	$45	$27	$(10.1)
Weighted average strike rate	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	—

As of March 31, 2009, the interest rate caps and floors had notional amounts of $2.9 billion and a fair value of $6.1 million. The variable benchmark interest rates associated with these instruments ranged from one- to six—month LIBOR.

Our Board of Directors is responsible for reviewing and approving our overall interest rate management policies and transaction authority limits. Specific hedging contracts are approved by the Treasury Committee acting within the overall policies and limits. Our counterparty risk is monitored on an ongoing basis, but is mitigated by the fact that the majority of our interest rate derivative counterparties are required to cash collateralize in the event of their downgrade by the rating agencies below a certain level. Our counterparties are subject to the prior approval of the Treasury Committee.

Foreign Currency Risk and Foreign Operations

Our functional currency is the US dollar. As of March 31, 2009, all of our aircraft leases and all of our engine leases were payable in US dollars. We incur Euro-denominated expenses in connection with our offices in The Netherlands and Ireland. For the three months ended March 31, 2009, our aggregate expenses denominated in currencies other than the US dollar, such as payroll and office costs and professional advisory costs, were $11.2 million in US dollar equivalents and represented 41.0 % of total selling, general and administrative expenses. We enter into foreign exchange derivatives based on our projected exposure to foreign currency risks in order to protect ourselves from the effect of period over period exchange rate fluctuations. Mark-to-market gains or losses on such derivatives are recorded as part of selling, general and administrative expenses since most of our non-US denominated payments relate to such expenses. We do not believe that a change in foreign exchange rates will have material impact on our results of operations. However, the portion of our business conducted in foreign currencies could increase in the future, which could increase our exposure to losses arising from currency fluctuations.

PART II  OTHER INFORMATION

Legal Proceedings

There have been no material changes to legal proceedings described in our Annual Report on Form 20-F, filed with the SEC on April 1, 2009.

Item 1. Risk Factors

There have been no material changes to the disclosure related to the risk factors described in our Annual Report on Form 20-F, filed with the SEC on April 1, 2009.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults upon Senior Securities

None.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Item 5.  Other Information

None.

Item 6.  Exhibits

None